Exhibit 1

BIOLINERX LTD.

NOTICE OF
2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 5, 2016

Notice is hereby given that the Annual General Meeting of the shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on July 5, 2016 at 3:00 p.m. for the following purposes:

1.
To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem.

2.	To approve the grant of options to each of the directors named in Proposal 1, as further described in the Proxy Statement.

3.	To re-elect Ms. Nurit Benjamini to the Board of Directors for a third three-year term as external director, commencing as of July 6, 2016, and to approve the grant of options to her.

4.	To re-elect Dr. Avraham Molcho to the Board of Directors for a third three-year term as external director, commencing as of July 6, 2016, and to approve the grant of options to him.

5.
With respect to the compensation of Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, to approve the following proposals that are all in accordance with the Company’s Compensation Policy for Executives and Directors:

a.	to approve a 2% increase in base salary;

b.	to authorize the Board of Directors to approve the framework for potential bonus payments; and

c.	to approve the grant of options and performance stock units.

6.	To approve an amended Compensation Policy for Executives and Directors in the form attached as Annex A to the proxy statement.

7.
To reappoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

8.	To review the Company’s Annual Report and financial statements for the year ended December 31, 2015, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on June 6, 2016 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of ordinary shares must be received by the Company no later than 3:00 p.m. on July 3, 2016 to be validly included in the tally of ordinary shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EDT on June 29, 2016 to be validly included in the tally of votes for the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such certificate along with a duly executed proxy to the Company at 2 HaMa’ayan Street, Modi’in 7177871, Israel, Attention: General Counsel, or (iii) complete the Internet voting process via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

BioLineRx Ltd.

May 31, 2016

- ii -

PROXY STATEMENT
_________

BIOLINERX LTD.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871
Israel
________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 5, 2016

The enclosed proxy is being solicited by our Board of Directors for use at our Annual General Meeting of shareholders (the “Meeting”) to be held on July 5, 2016 at 3:00 p.m., or at any adjournment thereof, at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on June 6, 2016 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 56,423,601 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.10 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person, by proxy or by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any number of participants. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, vote by written ballot or, if they hold Ordinary Shares through a TASE member, may vote electronically via the ISA Electronic Voting System after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. on July 3, 2016 to be validly included in the tally of Ordinary Shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares (“ADSs”) must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EDT on June 29, 2016 to be validly included in the tally of votes for the Meeting.

Each of the Proposals 1, 2 and 7, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System.

Pursuant to the Companies Law, Proposals 3, 4, 5 and 6 require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System, as long as either:

•
the majority of shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes) and via the ISA Electronic Voting System; or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent of the aggregate voting rights in the company (“Disinterested Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with any of Proposals 3, 4, 5 or 6. If any shareholder casting a vote in connection with any of the foregoing proposals does not notify us as to whether or not he, she or it has a Personal Interest with respect to a given proposal, that shareholder’s vote with respect to such proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

As of the date of this proxy statement, the Company has no controlling shareholders within the meaning of the Companies Law. In addition, it believes that the vast majority of its shareholders should not have a Personal Interest in any of Proposals 3, 4, 5 or 6.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

Under the terms of the Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose (as set forth above), then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Companies Law with respect to “Personal Interest” as described above, would apply as well.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of May 31, 2016, by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on the 56,423,601 Ordinary Shares outstanding as of May 31, 2016, and is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of May 31, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  To our knowledge, none of our shareholders of record are U.S. holders.  Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class
Novartis Pharma AG(1)	5,000,000	8.9
Senvest Management, LLC (2)	3,952,950	7.0
Pan Atlantic Bank and Trust Limited (3)	3,480,397	6.1

(1)
Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on December 22, 2014. Novartis AG is the parent of Novartis Pharma AG and as such is indicated as sharing voting and dispositive power with respect to the ordinary shares underlying the securities held by Novartis Pharma AG and is deemed to have beneficial ownership of such securities. The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(2)
Includes 349,650 ordinary shares issuable upon exercise of outstanding warrants within 60 days of May 31, 2016. Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 12, 2016. The securities indicated above are held in the accounts of Senvest Master Fund, L.P., Senvest Israel Partners, L.P., and a separately managed account (collectively with the Senvest Funds, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by either Senvest Management, LLC or Mr. Mashaal as to beneficial ownership of the securities indicated above. The address of the principal business office of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3)
Includes 700,000 ordinary shares issuable upon exercise of outstanding warrants within 60 days of May 31, 2016. Based upon information provided by the shareholder in its Schedule 13D/A filed with the SEC on March 10, 2014. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation (FCMI). All of the outstanding shares of FCMI are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. The address of the principal business office of Pan Atlantic Bank and Trust Limited is “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados, West Indies.

COMPENSATION OF OFFICERS

Compensation for our executive officers, based on each officer’s employment agreement and personal contribution to our management, operations and success, will be determined in accordance with our Executive Compensation Policy (the “Compensation Policy”). As required by the Companies Law, our shareholders approved the Compensation Policy for our office holders at our extraordinary general meeting of shareholders in December 2013, and approved an amendment to the Policy relating to directors’ and officers’ liability insurance at our annual general meeting held in September 2014. Pursuant to the Companies Law, at the Meeting shareholders will be asked to approve the renewal of the Compensation Policy with certain amendments that are described in Proposal Six below.

For information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2015, please see “Item 6 – Directors, Senior Management and Employees – Compensation of Directors and Senior Management” in the Company’s annual report on Form 20-F for the year ended December 31, 2015.

PROPOSAL ONE
RE-ELECTION OF NON-EXTERNAL DIRECTORS

Our Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below as a group. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation

Aharon Schwartz, Ph.D.	73
Dr. Schwartz has served as the Chairman of our Board of Directors since 2004. He served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently chairman of the boards of numerous life science companies, including Yissum, D-Pharm Ltd., BioCancell Ltd., CureTech Ltd. and Biomas Ltd. Dr. Schwartz also serves on the board of directors of Protalix Ltd. and as a consultant to Clal Biotechnology Industries Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Schwartz recently received a second Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael Anghel, Ph.D.	76
Dr. Anghel has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (Nasdaq:ESLT, TASE:ESLT), Nice Systems (Nasdaq:NICE), Gilat Satellite Networks Ltd. (Nasdaq:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Syneron Medical Ltd. (Nasdaq:ELOS), Evogene Ltd. (Nasdaq:EVGN, TASE:EVGN), Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (Nasdaq:ORBK, GSM:ORBK) and the Strauss Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA and Ph.D. (Finance) from Columbia University, New York.

B.J. Bormann, Ph.D.	57
Dr. Bormann has served on our Board of Directors since August 2013. Dr. Bormann currently serves as the CEO of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, she served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Supportive Therapeutics, LLC, and the Institute for Pediatric Innovation. Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D.	66
Dr. Hofstein has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company of the University of Toronto, two additional universities, nine teaching hospitals and two research institutes) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Ltd., or Hadasit, the technology transfer company of Hadassah Hospital. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Sandra Panem, Ph.D.	69
Dr. Panem has been a member of our Board since February 2014. She is currently a managing partner at Cross Atlantic Partners, which she joined in 2000. She is also co-founder and President of NeuroNetworks Fund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, she was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ:ACOR), Labcyte, Inc. and GQ Life Sciences, Inc. Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical and Molecular Informatics. She received a B.S. in biochemistry and a Ph.D. in microbiology from the University of Chicago.

Our Articles of Association specify that the number of directors will be at least five but not more than ten. The current Board of Directors consists of seven members.

Each director has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the election of directors of publicly-traded companies under the Companies Law.

If re-elected pursuant to this proposal, each director will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company. In addition, each director will receive cash participation compensation and annual compensation in accordance with the Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “External Directors Compensation Regulations”) and with our Compensation Policy. The amounts to be paid are between the fixed and maximum rates specified in the annexes of the External Directors Compensation Regulations and are the same for all directors in the Company, both external and non-external. Those amounts have been approved by the Compensation Committee of the Board of Directors and by the Board as required by the Companies Law and applicable regulations.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to re-elect Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem as directors of the Company until the next Annual General Meeting of Shareholders or until their respective successors are duly elected.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

PROPOSAL TWO
APPROVAL OF GRANT OF OPTIONS TO NON-EXTERNAL DIRECTORS

Arrangements regarding the grant of options to the Company’s directors are subject to the same approval requirements as noted in Proposal 1. Our Compensation Policy permits the compensation of directors in the form of options.

In order to retain its current directors and attract additional, qualified directors, it is the Company’s policy to grant its directors options to purchase Ordinary Shares. The Compensation Committee engaged a well-known consulting firm to perform a benchmarking analysis of its equity compensation to directors. In light of this analysis, we believe that the amounts and terms of the proposed grants are reasonable. Shareholders are being asked to approve option grants to be made on the following terms. Subject to a director’s re-election to the Board of Directors under Proposal One, such director will be granted options over a period of three years to purchase a total of 90,000 of the Company’s Ordinary Shares as follows:

•	in 2016, options to purchase 50,000 ordinary shares with quarterly vesting over a period of three years;
•	in 2017, options to purchase 20,000 ordinary shares with quarterly vesting over a period of two years; and
•	in 2018, options to purchase 20,000 ordinary shares with quarterly vesting over a period of one year.

Vesting of the options will be subject to the grantee still being a director of the Company at the time of vesting. The exercise price will be equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting. The option grants will be made in accordance with terms of the Company’s Amended and Restated 2003 Share Incentive Plan (the “Share Incentive Plan”).

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the option grants described above. The Compensation Committee and the Board of Directors are of the view that the activities of each of the directors on the Board and its committees bring value to the Company and contribute greatly to the Company and its activities. The Compensation Committee and the Board of Directors determined that the option grants proposed above are (i) reasonable and appropriate, (ii) in accordance with the Compensation Policy and (iii) for the good of the Company in light of each director’s role on the Board of Directors, his or her qualifications and experience and his or her past and anticipated contributions to the advancement of the Company’s activities.

Our Board of Directors will present the following resolutions for adoption at the Meeting:

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Aharon Schwartz of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Michael Anghel of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.

“RESOLVED, subject to her re-election as a member of the Board of Directors, to approve the grant to B. J. Bormann of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Raphael Hofstein of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.

“RESOLVED, subject to her re-election as a member of the Board of Directors, to approve the grant to Sandra Panem of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of the foregoing resolution requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon.

PROPOSAL THREE

RE-ELECTION OF NURIT BENJAMINI AS ONE OF
THE EXTERNAL DIRECTORS OF THE COMPANY, AND GRANT OF OPTIONS TO MS. BENJAMINI

Re-election as External Director

The Board of Directors has nominated Ms. Nurit Benjamini for re-election as one of the external directors of the Company, to serve for a third term of three years commencing on July 6, 2016.

Under the Companies Law, the Company is required to appoint at least two external directors to serve on its board of directors for a three-year term. An external director must be elected by the shareholders. The initial term of office of an external director is three years and may be extended for additional terms of three years each in accordance with the terms set forth in the Companies Law and the regulations promulgated thereunder.

Each committee of the Board of Directors entitled to exercise any powers of the Board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications,” and is otherwise qualified to serve as a director. At least one of the external directors of a company must possess “accounting and financial expertise.” The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications), 5765-2005 (the “External Director Qualification Regulations”).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or  anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, “affiliation” is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

The second term of service of Ms. Benjamini is scheduled to expire on July 6, 2016. Following nomination by the Board of Directors, it is proposed to re-elect Ms. Benjamini as an external director pursuant to the Companies Law, to serve a third three-year term until July 6, 2019.

Set forth below is certain information concerning the professional experience and qualifications of Ms. Benjamini:

Nurit Benjamini, MBA, has served as an external director on our Board of Directors and as the chairperson of our Audit Committee of our Board of Directors since 2010. In addition, Ms. Benjamini has served on our Investment Monitoring Committee since 2010 and on our Compensation Committee since 2012. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd.; from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd.; and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd., and from 1998 through 2000, as the Chief Financial Officer of Phone-Or Ltd. Ms. Benjamini serves on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq:ALLT, TASE:ALLT). In addition, she serves on the board of directors, and as a member of the audit and compensation committees, of RedHill Biopharma Ltd. (NASDAQ:RDHL, TASE:RDHL). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

Ms. Benjamini has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of external directors of publicly-traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Ms. Benjamini and has determined that Ms. Benjamini has the requisite “accounting and financial expertise” in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Ms. Benjamini meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If Ms. Benjamini should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Ms. Benjamini, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Benjamini.

If re-elected pursuant to this proposal, Ms. Benjamini will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company. In addition, Ms. Benjamini will receive cash participation compensation and annual compensation in accordance with the External Directors Compensation Regulations and with our Compensation Policy. Those amounts are between the fixed and maximum rates specified in the annexes of the External Directors Compensation Regulations.

Grant of Options

Pursuant to the regulations promulgated under the Companies Law, where all or part of an external director’s remuneration includes the grant of options, the number of options must be equal among the external directors and must be at least the same as the option grants made to other directors (who are neither controlling shareholders nor external directors). The grant of options to external directors requires the approval of the Compensation Committee, the Board of Directors and the shareholders.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to grant Ms. Nurit Benjamini options over a period of three years to purchase a total of 90,000 of the Company’s Ordinary Shares as follows:

•	in 2016, options to purchase 50,000 ordinary shares with quarterly vesting over a period of three years;
•	in 2017, options to purchase 20,000 ordinary shares with quarterly vesting over a period of two years; and

•	in 2018, options to purchase 20,000 ordinary shares with quarterly vesting over a period of one year.

Vesting of the options will be subject to Ms. Benjamini still being a director of the Company at the time of vesting. The exercise price will be equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting. The option grants will be made in accordance with terms of the Share Incentive Plan. The Compensation Committee and the Board of Directors are of the view that Ms. Benjamini’s activities on the Board and its committees bring value to the Company and contribute greatly to the Company and its activities. The Compensation Committee and the Board of Directors determined that the proposed grant of options to Ms. Benjamini below is (i) reasonable and appropriate in light of market conditions and the intention to retain Ms. Benjamini’s services, (ii) in accordance with the Compensation Policy and (iii) for the good of the Company in light of Ms. Benjamini’s role on the Board of Directors, her qualifications and experience and her past and anticipated contributions to the advancement of the Company’s activities.

The Shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Ms. Nurit Benjamini as an external director for a third three-year term commencing on July 6, 2016, and to approve the grant to her of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System.

PROPOSAL FOUR

RE-ELECTION OF DR. AVRAHAM MOLCHO AS ONE OF THE EXTERNAL DIRECTORS OF THE
COMPANY, AND GRANT OF OPTIONS TO DR. MOLCHO

Re-election as External Director

The Board of Directors has nominated Dr. Avraham Molcho for re-election as one of the external directors of the Company to serve for a third term of three years commencing on July 6, 2016.

See Proposal Three above for an overview of the requirements governing the appointment of external directors pursuant to the Companies Law.

If Dr. Molcho should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Dr. Molcho, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Dr. Molcho.

The second term of service of Dr. Molcho is scheduled to expire on July 6, 2016. Following nomination by the Board of Directors, it is proposed to re-elect Dr. Molcho as an external director pursuant to the Companies Law, to serve a third three-year term until July 6, 2019.

Set forth below is certain information concerning the professional experience and qualifications of Dr. Molcho:

Avraham Molcho, M.D., MBA, has served as an external director on our Board of Directors and on our Audit Committee since 2010. In addition, Dr. Molcho has served on our Compensation Committee since 2012. Dr. Molcho is the Founder and Chairman of Biologic Design, a technology platform that encourages human antibody discoveries, and is a venture partner at Forbion Capital Partners, a Dutch life sciences venture capital firm. In 2012, he became the co-founder, CEO and director of Ayana Pharma Ltd. (formerly DoxoCure), a privately-held company engaged in the manufacturing of liposome-based therapeutics. He currently serves on the board of directors of Circulite Inc. and NovoGI. From 2006 through 2008, Dr. Molcho served as the Chief Executive Officer and Chairman of Neovasc Medical, a privately-held Israeli medical device company. From 2001 through 2006, Dr. Molcho was a managing director and the head of life sciences of Giza Venture Capital and, in that capacity, was involved in the founding of our company. He was also the Deputy Director General of Abarbanel Mental Health Center, the largest acute psychiatric hospital in Israel, from 1999 to 2001. Dr. Molcho holds an M.D. from Tel-Aviv University School of Medicine and an MBA from Tel-Aviv University Recanati Business School.

Dr. Molcho has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Dr. Molcho and has determined that Dr. Molcho has the requisite “professional qualifications” in accordance with the criteria set forth in the External Director Qualification Regulations and the requisite expertise in order to be considered an “expert external director” in accordance with the criteria set forth in the External Directors Compensation Regulations. In addition, Dr. Molcho meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If re-elected pursuant to this Proposal, Dr. Molcho will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company. In addition, Dr. Molcho will receive cash participation compensation and annual compensation in accordance with the External Directors Compensation Regulations and with our Compensation Policy. Those amounts are between the fixed and maximum rates specified in the annexes of the External Directors Compensation Regulations.

Grant of Options

See Proposal Three above for an overview of the requirements governing the granting of options to external directors pursuant to the Companies Law.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to grant Dr. Avraham Molcho options over a period of three years to purchase a total of 90,000 of the Company’s Ordinary Shares as follows:

•	in 2016, options to purchase 50,000 ordinary shares with quarterly vesting over a period of three years;
•	in 2017, options to purchase 20,000 ordinary shares with quarterly vesting over a period of two years; and
•	in 2018, options to purchase 20,000 ordinary shares with quarterly vesting over a period of one year.

Vesting of the options will be subject to Dr. Molcho still being a director of the Company at the time of vesting. The exercise price will be equal to 100% of the closing price of the Ordinary Shares on the TASE on the date of the Meeting. The option grants will be made in accordance with terms of the Share Incentive Plan. The Compensation Committee and the Board of Directors are of the view that Dr. Molcho’s activities on the Board and its committees bring value to the Company and contribute greatly to the Company and its activities. The Compensation Committee and the Board of Directors determined that the proposed grant of options to Dr. Molcho below is (i) reasonable and appropriate in light of market conditions and the intention to retain Dr. Molcho’s services, (ii) in accordance with the Compensation Policy and (iii) for the good of the Company in light of Dr. Molcho’s role on the Board of Directors, his qualifications and experience and his past and anticipated contributions to the advancement of the Company’s activities.

The Shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Dr. Avraham Molcho as an external director for a third three-year term commencing on July 6, 2016, and to approve the grant to him of options to purchase 90,000 Ordinary Shares as further described in the Proxy Statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System.

PROPOSAL FIVE
APPROVAL OF COMPENSATION OF DR. KINNERET SAVITSKY, CEO

Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order. Furthermore, the Companies Law requires that the Company compensate its CEO in accordance with the Compensation Policy. With regard to each of the three components of Dr. Savitsky’s compensation described below, the Compensation Committee and the Board of Directors determined that such compensation is (i) reasonable and appropriate, (ii) in accordance with the Compensation Policy and (iii) for the good of the Company in light of Dr. Savitsky’s role as CEO, her qualifications and experience and her past and anticipated contributions to the advancement of the Company’s activities.

A. Increase in base salary

Dr. Kinneret Savitsky has served as the Company’s Chief Executive Officer since January 2010. Prior to becoming our CEO, from 2004 through 2010, she served as the General Manager of BioLine Innovations Jerusalem Limited Partnership, the Company’s wholly-owned subsidiary.

Dr. Savitsky’s current annual salary is NIS 900,000 (approximately $234,000 according to the current exchange rate reported by the Bank of Israel on May 27, 2016). The Company’s shareholders approved Dr. Savitsky’s current salary in December 2013. In view of the time that has passed since Dr. Savitsky’s salary was last reviewed, our Compensation Committee and Board of Directors examined Dr. Savitsky’s compensation arrangements, taking into account the factors set forth in the Companies Law and the Executive Compensation Policy. As a result, the Compensation Committee and Board of Directors determined that, in light of Dr. Savitsky’s experience and the overall quality of Dr. Savitsky’s contribution to the Company, it would be appropriate to propose a modest increase in Dr. Savitsky’s salary. Therefore, following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve a 2% increase in Dr. Savitsky’s annual salary to NIS 918,000 (approximately $239,000 according to the current exchange rate reported by the Bank of Israel on May 27, 2016).

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve an increase in the annual salary of Dr. Kinneret Savitsky, the Chief Executive Officer of the Company, to NIS 918,000.”

Pursuant to the Companies Law, approval of this Proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System.

Our Board of Directors recommends a vote “FOR” approval of the proposed increase in Dr. Savitsky’s salary.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that this proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

B. Authorization to Approve Potential Bonuses to Dr. Savitsky

The Company’s Compensation Policy creates the framework for the payment of bonuses to the Chief Executive Officer. The Board is given the parameters for determining the appropriateness and amount of Dr. Savitsky’s annual cash bonus for the fiscal year 2016 and thereafter.  In addition, pursuant to the Compensation Policy, the Board has the discretion to approve the award from time to time of a special cash bonus to Dr. Savitsky in the circumstances described in section 4.2 of the Policy.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholder approval, to approve the conditions for granting Dr. Savitsky an annual cash bonus and/or special cash bonuses, all as provided for in the Compensation Policy. Shareholders are now being asked to authorize our Board of Directors to approve the framework for potential bonus payments to Dr. Savitsky for 2016 and thereafter. Under the current Compensation Policy, the Board may grant Dr. Savitsky an annual bonus in an amount not exceeding four monthly salaries and special bonuses each in an amount not to exceed three monthly salaries, subject to Dr. Savitsky meeting the minimum thresholds for being entitled to the grant of such bonuses as set forth in the current Compensation Policy. If the proposed amendments to Compensation Policy as set forth in Proposal Six are approved, the limit on an annual bonus will be increased to eight monthly salaries and that on a special bonus will be increased to four monthly salaries, and the actual grant of bonuses shall be subject to Dr. Savitsky meeting the amended thresholds as set forth in the amended Compensation Policy.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to authorize the Board of Directors to approve the framework for the potential payment to Dr. Kinneret Savitsky, the Chief Executive Officer of the Company, of an annual cash bonus for the fiscal year 2016 and thereafter and of a special cash bonus from time to time beginning 2016 and thereafter, all as described in the proxy statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the proposed bonus framework for Dr. Savitsky.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that the proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

C. Grant of Options and Performance Stock Units (“PSUs”)

The Company’s Share Incentive Plan provides for the grant of equity compensation to our officers in the form of options to purchase Ordinary Shares and PSUs, among other instruments. Equity-based compensation is intended to reward for future performance and is used to foster a long-term link between our officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain officers for the long term. Options create a direct link to share performance, compensating officers if the price of our Ordinary Shares rises in relation to the exercise price of the options. Performance stock units, the vesting of which is based on pre-determined, significant Company business milestones, are intended to attract, motivate and retain officers by linking compensation closely to Company performance.

Following approval by our Compensation Committee, our Board of Directors approved, subject to shareholder approval, the grant to Dr. Savitsky of options to purchase 186,200 of our Ordinary Shares. The exercise price of the options is NIS 4.978 per share (equivalent to approximately $1.31 per ADS), which is equal to 100% of the closing price of the Ordinary Shares on the TASE on the date the grant was approved by the Board. The options will vest over a period of four years, for so long as Dr. Savitsky continues to serve as an employee of the Company or otherwise provide services to the Company at the time of vesting. As of the date of this proxy statement, Dr. Savitsky is the beneficial holder of 257,220 Ordinary Shares, of which 165,617 are options to purchase our Ordinary Shares.

In addition, following approval by our Compensation Committee, our Board of Directors approved, subject to shareholder approval, the grant to Dr. Savitsky of 93,100 PSUs. It is the view of our Board of Directors that from 2016 forward, equity compensation for our officers should be more aligned with performance than in the past, and therefore the proposed grant of PSUs to Dr. Savitsky constitutes a significant portion of her total equity compensation. The vesting of such PSUs will occur if the Company achieves certain milestones over the next several years.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the grant to Dr. Kinneret Savitsky, the Chief Executive Officer of the Company (i) of options to purchase 186,200Ordinary Shares and (ii) of 93,100 performance stock units, all as described in the Proxy Statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the proposed bonus framework for Dr. Savitsky.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that the proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL SIX
APPROVAL OF AMENDED COMPENSATION POLICY

As described on page 4 of this proxy statement, the Company adopted the Compensation Policy for its office holders in December 2013. The Compensation Policy provides a framework for establishing the terms of office and employment of the Company’s office holders, a recoupment policy and guidelines with respect to the structure of the variable pay of office holders. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

The Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. In addition, pursuant to the Companies Law, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a Disinterested Majority of the Company’s shareholders. Any amendment to the Compensation Policy requires the same approvals.

Accordingly and in light of the experience gained in the implementation of the Compensation Policy as well as the changes in the Company’s environment since the adoption of the Compensation Policy in 2013, certain changes are proposed to be included in the proposed amended Compensation Policy. Following the recommendation of the Compensation Committee, the Board of Directors has approved, and recommends that shareholders approve, the amended Compensation Policy (now to be entitled the Compensation Policy for Executives and Directors), in the form attached to this proxy statement as Annex A. The Compensation Policy, as so amended, will be in effect as of its adoption.

The Companies Law provides that a compensation policy is to be adopted and later re-evaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the office holder.

When considering the amended Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed other information they deemed relevant, with the advice and assistance of a compensation consultant and the Company’s legal advisors.

The following are the material changes introduced in the amended Compensation Policy:

•	flexibility was introduced in the weighting of performance metrics for determining annual bonuses;

•	the ceilings on annual bonus payments were increased (from four to eight monthly salaries for the CEO, and from four to six monthly salaries in the case of other executive officers);
•	the threshold for meeting cumulative targets in order to be entitled to a bonus was raised from 25% to 50%;
•	the conditions for payment of the deferred portion of an annual bonus were clarified; and
•	a cap of 25% on the discretion of the Board of Directors in increasing the recommended annual bonus amount was introduced.

The brief overview above is qualified in its entirety by reference to the full text of the amended Compensation Policy, which is attached as Annex A hereto.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the amended BioLineRx Ltd. Compensation Policy for Executives and Directors in the form attached as Annex A to the Company’s proxy statement dated May 31, 2016.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the amended Compensation Policy.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that the proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposed Compensation Policy as amended and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL SEVEN
APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2003. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2016. Our Board of Directors recommended and upon such recommendation, at the last Annual General Meeting, the Company’s shareholders appointed the accounting firm of Kesselman & Kesselman as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2015. The Board of Directors believes that the appointment of Kesselman & Kesselman as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2016 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of Kesselman & Kesselman in accordance with the scope and nature of their services to the Company.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to reappoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent registered public accounting firm of the Company for the year ending December 31, 2016 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote “FOR” approval of the proposed appointment of Kesselman & Kesselman as the independent public auditors of the Company for the year ending December 31, 2016 and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

ITEM EIGHT
REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2015, AND TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY
COME BEFORE THE MEETING

The audited financial statements of the Company for the fiscal year ended December 31, 2015 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 10, 2016 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Magna website of the Israel Securities Authority (“ISA”) at www.magna.isa.gov.il. We will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the Company’s website at www.biolinerx.com. Shareholders may obtain information directly from the Company, whose registered office is at 2 HaMa’ayan Street, Modi’in 7177871, Israel and whose telephone number is +972-8-642-9100.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 31, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 31, 2016, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

BioLineRx Ltd.

May 31, 2016

ANNEX A

BIOLINERX LTD.

COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

Table of contents:

BioLineRx Compensation Policy for Executives and Directors

1.	Purposes and Background

The purposes of this Compensation Policy for Executives and Directors (the “Policy”) of BioLineRx Ltd. (the “Company”) are to establish the Company’s compensation strategy for executive officers and directors and to provide guidelines for determining the compensation of its executive officers and directors.

The Policy has been adopted in accordance with the requirements of Israel’s Companies Law, 1999-5759 (the “Companies Law”), as amended. The Policy applies to the compensation arrangements of the Company’s executive officers (individually, an “Executive” and collectively, the “Executives”) and directors. Executives and directors will be referred to collectively as “Office Holders.”

BioLineRx is a clinical-stage, publicly-traded (NASDAQ/ TASE: BLRX) biopharmaceutical development company based in Modi’in, Israel. Our Company is dedicated to identifying, in-licensing and developing promising therapeutic candidates intended to satisfy an unmet medical need or provide advantages over current therapies. Our mission is to be leaders in Israel’s biopharmaceutical industry, to identify promising drug compounds and creatively drive the development process towards commercialization. Our ultimate goal is to improve global health through the creation of new therapeutics.

This Policy is designed to promote the achievement of the Company’s goals and support the realization of its work plan and business strategy over the long term.

BioLineRx Compensation Policy for Executives and Directors

2.	Our Compensation Policy

2.1.	Approvals and Inception

This Policy was reviewed and approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”) on February 25, 2016 and the Committee’s recommendations were presented to the Board of Directors (the “Board”). The Policy was approved by the Board on March 8, 2016 for a period of three years beginning from the date of approval of this Policy by the shareholders.

2.2.	Compensation Policy Targets

Our pay-for-performance approach drives us to set coherent standards for the mechanisms by which we establish compensation levels and payouts, as well as the results and behavior we aim to incentivize. All incentive systems at all Company levels are required to contribute to the sustainable growth of the Company by aligning individual goals and behavior with our common long-term strategy and mission.

2.3.	Considerations in Defining Compensation Policy for Executives

The following considerations were taken into account when establishing this Policy:

•	Promotion of the Company’s long-term goals, its strategy and operating plan

Compensation is considered performance-based to the extent that a direct link is maintained between variable compensation and performance and that rewards are consistent with long-term stakeholder value creation.

The fixed components of compensation will be examined at least every two years and compared to the market. The Board may change the amount of the fixed components for one or more of the Executives after receiving a recommendation for such from the Compensation Committee. The change may be made if the Board concludes that such a change would promote the Company’s goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on labor relations at the Company.  Any such changes are subject to formal approval by the relevant parties.

As for the variable components of compensation, the types and amounts of such components will be determined with the purpose of creating the maximum consistency between this Policy and Company’s operating plan and objectives.

BioLineRx Compensation Policy for Executives and Directors

•	Creation of appropriate incentives for the Executives, considering the risk management policy of the Company

The Company will formulate a balanced total compensation structure of fixed and variable compensation elements, avoiding undue emphasis on variable compensation which may induce behavior not aligned with the Company’s tolerance for risk. Furthermore, when periodically examining this Policy, the Board and the Compensation Committee will discuss the reasonableness of compensation, while taking into account the risk management policy of the Company.

•	Size of the Company and the nature of its activities

We aim to adopt compensation practices capable of guaranteeing distinctive and effective compensation solutions that drive our overall business and personnel strategies in the best possible manner.

Our periodic monitoring of market trends and awareness of international practices contribute to the sound formulation of competitive compensation, as well as transparency and internal fairness. We strive for a balance between creating incentives which support long-term company goals and retention targets. On the basis of periodic benchmarking, we aim to explore peer group ranges in compensation levels, pay mix and total reward structures for effective retention and motivation of our critical executive resources. .

At the Company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach. With specific reference to the Executives, we have used a benchmarking analysis based on an internally developed list of publicly traded companies that represent, as closely as possible, our peer group. The Compensation Committee arrived at this peer group of publicly traded companies by looking at numerous criteria as follows:

•	Industry and sub-industry
•	Business scope and dimension
•	Market capitalization
•	Number of employees
•	Size and breadth of product offering
•	Unique professional skill sets required
•	Regulatory environment
•	Location

BioLineRx Compensation Policy for Executives and Directors

At a personal level for each Executive, and as appropriate throughout the organization, benchmarking and trend analyses may be conducted considering other peer groups to assure competitive alignment with the relevant market.

•	Variable components of compensation

When considering variable components of compensation, the contribution of the Executive in fulfilling his or her specific corporate role and in achieving the Company’s short and long-term goals and the growth of its long-term profitability should be considered. The variable components in the compensation package will be based primarily on measurable parameters. Those parameters will be derived from the Company’s strategic plan.

2.4.	Factors to be Considered in the Establishment of the Policy

•	Education, qualifications, expertise, professional experience and accomplishments of the Executive
•	Role and areas of responsibility of the Executive and previous salary agreements offered by the Company to the Executive
•
The ratio between the Executive’s compensation and the compensation of other Company employees, including outsourced personnel, especially in comparison to the average salary and median salary of other Company employees, as well as the impact this ratio might have on the work relations within the Company

•	Where the compensation includes variable components - the possibility of decreasing such components, as well as establishing a maximum value for non-cash variable equity components.
•
When the compensation includes termination grants – the employment period of the officer, his/her employment terms during such period, the Company’s performance during such period, the Executive’s contribution to the achievement of Company objectives and maximization of its profits, as well as the circumstances of the Executive’s termination. In no circumstances shall termination grants (including any notice periods) exceed a total of six monthly salaries

2.5.	Conditions Regarding Variable Components of Compensation

Variable components of compensation will be primarily based on measurable short- and long-term criteria. Nevertheless, the Company is allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the Executive’s contribution to the Company.

BioLineRx Compensation Policy for Executives and Directors

The Company will also establish a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components).

The Company will also establish guidelines under which the Executive will refund to the Company part of the compensation received, if it was paid based on information that was retroactively restated in the financial reports of the Company.

Minimal vesting or holding periods of variable equity components will be established in a manner that supports the appropriate long-term objectives of the Company.

2.6.	Motivation and Retention

We aim to attract, motivate and retain the best resources capable of achieving our Company mission and adhering to our Company values.

Effective compensation strategies represent a key driver to positively reinforce employee commitment, engagement and alignment with the Company’s goals. Our total compensation approach provides for a balanced package of fixed and variable elements, each designed to impact in a specific manner the motivation and retention of employees.

3.	Corporate Governance

3.1.	Compensation Committee Membership and Duties

The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of the Company’s external directors (as defined by the Companies Law) will be appointed as members of the Compensation Committee and will constitute a majority of the Committee’s members. The Chairperson of the Compensation Committee must be an external director.

The Board of Directors has appointed the following members to its Compensation Committee:

•	Nurit Benjamini, External Director
•	Dr. Raphael Hofstein, Independent Director
•	Dr. Avraham Molcho, External Director

BioLineRx Compensation Policy for Executives and Directors

Ms. Benjamini has been appointed Chairperson of the Compensation Committee.

The Compensation Committee is responsible for advising the Board as to the Policy and its implementation. The Committee’s main duties are:

•	Analyzing and monitoring market compensation trends, practices and pay levels
•	Making recommendations to the Board regarding a compensation policy for Office Holders
•	Recommending an extension of the Policy to the Board at least once every three years (in cases where the Policy has been established for a period exceeding three years)
•	Advising the Board from time to time regarding the need to update the Policy
•	Monitoring the Company’s implementation of the Policy
•	Approving employment contracts of Executives that require approval of the Compensation Committee
•	Approving certain employment transactions and contracts which may be exempt from shareholder approval.

The Committee acts in accordance with a charter approved by the Board in June 2013.

3.2.	Policy Confirmation, Amendment and Reaffirmation

The Board will review the Policy from time to time, but not less than once every three years, as well as the need to revise the Policy.

Any amendment to the Policy requires specific approval as set forth in the Companies Law. The term of the Policy shall be for three years from the date of its approval by the shareholders. Following such three-year term, the Policy will again be brought to shareholders for approval by the required special majority. The Companies Law provides, however, that the Company’s Board of Directors may approve a compensation policy even if it was not approved by shareholders; provided that the Compensation Committee and thereafter the Board determine, based on based on detailed reasoning, and after having re-examined the compensation policy, that approval of the compensation policy, notwithstanding the rejection of the Company’s shareholders, will benefit the Company.

BioLineRx Compensation Policy for Executives and Directors

3.3.	Approval Process

Approval of CEO terms of employment:

Adjusting
compensation to
the Compensation
Policy
Yes
No
Compensation
Committee’s
approval
Deviation from
the
Compensation
Policy
Board
approval
The Committee determines that bringing the
Compensation Policy to the annual general
meeting will thwart the appointment
Annual general meeting
exemption track, until re-
examination of the
Compensation Policy after
3 years or due to a
material change in
circumstances
Yes
No
Rehearing in the
Compensation
Committee and
in the Board
Approval of director/controlling shareholder terms of employment:
Shareholder
approval by a
special majority
Shareholder
approval by a
simple majority
Approval of the Compensation
Committee and the Board in
based on the specific
considerations
Approved
Unapproved
Adjusting
compensation to the
Compensation Policy
Yes
No
Compensation
Committee
approval
Board
approval
Shareholder
approval by a
special majority

BioLineRx Compensation Policy for Executives and Directors

Approval of Executive terms of employment (including deviation from the Compensation Policy):
Adjusting
compensation to
the Compensation
Policy
Yes
No
Board approval
Compensation
Committee
approval
Shareholders’
approval by a
special
majority
Approved
Unapproved
Rehearing in the
Compensation
Committee and in
the Board
Approval of Board and Compensation
Committee based on considerations
such as:
• Promoting the Company’s
 long-term goals
• Company’s size and activities
• As for the variable components -
     the officer’s contribution to the
     improvement of long-term
     performance

4.	Compensation Model

4.1.	Framework

This Policy relates to the following individual functions within the Company:

•	Chief Executive Officer
•	Chief Financial and Operating Officer
•	Chief Scientific Officer
•	Chief Medical Officer
•	Chief Business Officer
•	Chairman of the Board and other Directors

4.2.	Compensation Structure for Executives

The compensation package will be comprised of fixed and variable elements. Each element has a role to play in a balanced compensation package and recognizes different aspects of performance:

•	Base Salary - paid for work performed for a specific role that requires a certain level of experience, skill, competence and responsibility
•	Benefits - to meet legal requirements and to promote the well-being and specific needs of employees for greater productivity and retention

BioLineRx Compensation Policy for Executives and Directors

•	Variable Components:
*	Short-Term Incentives (Annual Bonuses) - for achievement of yearly operating plan targets
*	Long-Term Incentives (Equity Compensation Plans) - for driving long-term sustainability, shareholder value creation and achievement of long-range goals
*
Special Bonus - in addition to the annual cash bonus, the Company may, from time to time, determine that an Executive shall be paid a special bonus, considering the special contribution of such Executive to the Company, as well as and any other special circumstances

Base Salary

The fixed component of compensation is remuneration for the specific role of the Executive and the scope of his or her responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the Executive’s contribution to the business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize mid and long-term business sustainability and value creation, and to allow a flexible compensation approach.

Benefits

The Company offers to its employees benefit plans based on relevant laws and common practice in the local labor market of the Executive. In addition, in order to incentivize and reward the efforts of Executives on behalf of the Company, the CEO or the Compensation Committee is authorized to grant from time to time additional benefits, the value of which in each case shall not exceed NIS 3,000.

Signing Bonus and Assistance with Relocation Expenses

For purposes of attracting and retaining high quality personnel, the Company may offer an Executive a signing bonus as an incentive to join the Company. In addition, the Company may offer such Executive assistance in the form of an advance or reimbursement of relocation expenses. The signing bonus shall not exceed an amount of six months’ base salary of the Executive; the relocation advance or reimbursement may be offered on terms considered reasonable in the circumstances.

BioLineRx Compensation Policy for Executives and Directors

Variable Compensation

Variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect the actual results of the Company overall as well as of the individual Executive. As such, variable compensation constitutes a mechanism of differentiation and selectivity. Adequate ranges and managerial flexibility in performance-based payouts are an inherent characteristic of well-managed, accountable and sustainable variable compensation, which may be awarded via mechanisms differing by time horizon and type of reward.

The design features, including performance measurements and payment mechanisms, must avoid an excessive short-term focus, in order to guarantee sustainable performance in the medium and long term.

To support the aforementioned principles, the Company provides two types of variable compensation:

•	Short-term - annual bonus
•	Long-term – equity compensation plans

Short term variable compensation - annual bonus

Annual bonuses will be based on achievement of the business goals set out in the Company’s annual operating plan approved by the Board at the beginning of each year. The operating plan encompasses all aspects of the Company’s activities and as such sets the business targets for each member of the management team. Consequently, the Compensation Committee and Board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan.

The annual bonus mechanism will be directly tied to meeting objectives - both the Company’s business objectives and the Executive’s personal objectives. The Board’s satisfaction with the Executive’s performance will also affect the bonus amount.

BioLineRx Compensation Policy for Executives and Directors

The performance metrics that will be considered are:

Metrics	Weight
Meeting measurable clinical stage and commercial project milestones and timelines based on the Company’s operating plan, after taking into consideration the specific challenges presented by each project
30% to 40%
Meeting measurable budget targets (at a range of 80%-110%) on an annual basis (the CEO and CFO will be measured based on the overall Company budget; while other Executives may be measured  on their specific unit/project budgets)
20% to 30%
Meeting measurable personal objectives based on the specific Executive’s work plan (such as cost savings, sales and marketing objectives, success in raising capital, compliance with corporate governance rules, project performance, etc.)
15% to 25%
A non-material portion of the annual bonus, not in excess of 20% of the total maximum annual bonus, may be based on the Board’s satisfaction with the Executive’s performance such as:
• The contribution of the Executive to the Company’s business, profitability and stability
• The need for the Company to retain an Executive with skills, know-how, or unique expertise
• The responsibility imposed on the Executive
• Changes that occurred in the responsibility imposed on the Executive during the year
• Satisfaction with the Executive’s performance (including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his/her duties)
• Assessing the Executive’s ability to work in coordination and cooperation with other employees of the Company
• The Executive’s contribution to the appropriate control and ethical environments
Up to 20%

Annual bonus payments are subject to the following limitations:

•
the bonus may be no more than eight monthly salaries (in the case of the CEO) or six monthly salaries (in the case of other Executives), and must correlate with a percentage of the Executive’s achieving his/her overall targets (metrics);

BioLineRx Compensation Policy for Executives and Directors

•	a threshold of 50% is defined for each of the metrics, i.e., the Executive must achieve at least 50% of the target in order to be entitled to any proportional share of bonus for that target;
•	a weighted threshold of 50% is defined for all the metrics on a cumulative basis i.e., the Executive must achieve at least 50% of the cumulative targets in order to be entitled to a bonus;
•
in order to incentivize Executives to act in the best interests of the Company over the longer term, 75% of an annual bonus will be paid promptly following the date of its approval by the Board and the balance will be paid 12 months following the date of its approval by the Board, on condition that (a) the Executive is still employed by the Company at the time the balance is to be paid and (b) that the Company’s financial condition still allows such bonus to be paid.

•	the Executive has acted in conformity with the Company’s annual operating plan as approved by the Board;
•	internal and external audit reports do not include significant deficiencies that were disregarded or not remedied;
•	there were no breaches of Company policies by the Executive.

The annual bonus grant to Executives is subject to the discretion of the Compensation Committee and approval by the Board. In order to maintain some measure of flexibility, after calculating the compensation amount, the Board may exercise discretion about the final amount of the bonus, but may not increase the recommended bonus amount by more than 25%.

Long-term variable compensation - equity-based compensation

Equity-based compensation may be granted in any form permitted under the Company’s share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation to Executives shall be granted from time to time and be individually determined and awarded according to the performance, prior business experience, qualifications, role and the personal responsibilities of each Executive.

The vesting period will generally be four years, with the vesting schedule to be determined in accordance with market compensation trends. The Company’s policy is to grant equity-based compensation with exercise prices at market value.

BioLineRx Compensation Policy for Executives and Directors

Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual grants to any one Executive (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Special Bonus

In addition to the fixed and variable compensation elements discussed above, this Policy includes the possibility of paying a special bonus to Executives on the occurrence of significant events, such as:

•	Entering into a significant partnering transaction (payable only upon receipt of total cumulative payments of at least $7 million)
•	Completing a substantial funding event (not less than $15 million)

When recommending a special bonus, the Compensation Committee will bring to the Board detailed arguments concerning the Executive’s entitlement to the bonus, and the Board will base its decision on such arguments.

A special bonus recommended by the Compensation Committee is subject to the Board’s determination that such bonus will not have an adverse effect on the Company’s cash required to meet its operating plan or obligations to creditors.

In special circumstances, and subject to the limitations detailed in this Policy, the Compensation Committee may recommend, and the Board may approve, the grant of a special bonus in order to maintain critical staffing necessary to implement the Company’s operating plan and/or achieve its strategic goals.

Summary of limits for variable compensation components:

•	Annual bonus - up to 8 monthly salaries, in the case of the CEO, or 6 monthly salaries, in the case of other Executives
•	Special bonus - up to 4 monthly salaries

BioLineRx Compensation Policy for Executives and Directors

•
Share based compensation: (1) the aggregate value of annual grants to any one Executive (based on the Black Scholes calculation on the date of grant) will be no more than the higher of 2% of the Company’s market capitalization at the end of the measurement period or $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

•
All bonus payments provided for in this Policy shall be payable only if the Executive is still employed by the Company at the time of payment and the Company’s financial condition allows such bonus to be paid.

4.3.	Summary of Recommended Compensation Structure for Executives

The recommended compensation structure is as follows:

The mix of Executive compensation comprised of the various compensation elements – base salary, benefits, bonuses, stock-based compensation – should be:

•	45%-67% - base salary and benefits
•	33%-55% - bonuses and stock-based compensation

provided, however, that the mix may be changed for the Vice President of Business Development, taking into account the successful achievement of a significant transaction.

The ratio between the total compensation package of each Executive and the average Company wage, and the ratio between the total compensation package of each Executive and the median Company wage will be reviewed by the Compensation Committee in order to ensure that such ratios are reasonable.

The Company has agreed to indemnify its directors and Executives as permitted by the Companies Law. The terms of such indemnification were approved by the Board in October 2011 and, with respect to the directors, by the Company’s shareholders in November 2011. Indemnification on the same terms may be provided to any director or Executive whose term of office or employment, as the case may be, begins during the term of this Policy.

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Executives that are currently in office and that shall be in office from time to time, including directors and Executives that may have a controlling interest in the Company (if such becomes applicable in the future), within the following limits: (a) the premium for each policy period shall be not more than $250,000; (b) the maximum aggregate limit of liability pursuant to the policies shall be not more than $20 million for each insurance period; and (c) the maximum deductible shall be not more than $250,000. The Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law.

BioLineRx Compensation Policy for Executives and Directors

4.4.	Summary of Compensation Objectives for Executives

The following is a summary of the Company’s overall compensation objectives as reflected in the compensation framework and structure described above.

•	Annual performance should serve as the basis for all variable compensation:
o	by ensuring that bonuses correlate with the execution of the Company’s annual operating plan
o	by ensuring that specific business targets for each executive are communicated and updated when necessary;
o	by maintaining an adequate mix of quantitative operating plan goals with non-financial performance objectives (quantitative and qualitative).
•
Incentive systems should encourage compliance with organizational processes, behavior and conduct by mandating non-payment of bonuses in circumstances of non-compliant behavior or misconduct, as well as breach of the Company’s Code of Ethics.

•	Consideration of risk management is an integral part of this Policy (i.e., cash flow and project mix risk assessments).

5.	Compensation of Directors

5.1.	Compensation of external directors (as defined in the Companies Law) will be paid in accordance with the Companies Law and applicable regulations.

5.2.	Compensation of non-external directors will in general be identical to that of external directors.

5.3.
In exceptional circumstances (e.g., a key opinion leader or globally recognized expert), the Compensation Committee and Board may approve payment of higher compensation to a director candidate, taking into consideration compliance with this Policy and applicable law.

BioLineRx Compensation Policy for Executives and Directors

5.4.	The Compensation Committee may propose, and Board may approve, the grant of equity to directors, taking into consideration compliance with this Policy and applicable law.

6.	Examination by Independent Auditors

The calculation of Executive compensation will be reviewed annually by the Company’s independent auditor.

7.	Restitution in Case of Error

Executives shall be required to make restitution for any payments made based on the Company’s operating performance, if such payments were based on false or restated financial statements prepared at any time during the three years preceding discovery of the error.

8.	Responsibility for Communication of the Policy and Revisions thereto

The Policy, upon approval by the Board of Directors and shareholders, shall be communicated to all Executives of the Company.

The Policy is the responsibility of the Compensation Committee, which will review it from time to time and propose to the Board that amendments be adopted as deemed necessary. Changes in the Policy are subject to Board and shareholder approval.

9.	Periodic Review of Executive Compensation

The Compensation Committee and the Board will, from time to time, perform an analysis of Executive compensation and examine the relationship between each such Executive’s compensation and his/her contribution to Company during period following the previous analysis. In addition, the Compensation Committee and the Board will determine whether such compensation is equitable and reasonable. As a result of such analysis, changes in the Executive’s compensation package, as well as possible amendments to this Policy, may be considered.

If it is decided that the compensation is not equitable and reasonable in relation to an Executive’s contribution or in relation to relevant market trends, a new discussion about his/her compensation package will be conducted.